Exhibit 99.3

Tel: (604) 688-5421	BDO Canada LLP
Fax: (604) 688-5132 ww.bdo.ca	Royal Centre, 1055 West Georgia Street Unit 1100, P.O. Box 11101
Vancouver, British Columbia 6E 3P3

June 25, 2025

British Columbia Securities Commission, as principal regulator

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Office of the Superintendent of Securities

Office of the Superintendent of Securities Nunavut

Dear Sirs/Mesdames:

Re: Solaris Resources Inc. (the “Company”)

As required under section 4.11 of National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated June 25, 2025 (“the Notice”).

We confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.